# Group Report.
January 1 to March 31, 2004.



# Q1 | Q2
# Q3 | Q4
# 2004



T - - Online

# Contents.

# 1. T-Online Stock.

**First quarter performance of the T-Online share price.**
T-Online shares opened the first quarter of 2004 at a high level and set a record at € 11.41 for the year to date on January 21. The average price over the period was € 10.33, with heavy trading on the markets.

Key factors affecting the price of T-Online shares in the first quarter of 2004 were:
- Profit-taking by institutional investors and hedge funds triggered large swings from March 9, 2004 and drove the price below the € 10 mark.
- The March 11 terrorist attacks in Madrid negatively impacted markets and rattled the stock exchanges.
- Despite statements to the contrary from Deutsche Telekom Board of Management and T-Online Supervisory Board Chairman Kai-Uwe Ricke, rumors circulated of T-Online's reintegration into the Deutsche Telekom Group.
- There was speculation from France as to the sale of Lagardère Group's 5.69 percent stake in T-Online.

T-Online shares closed at € 9.64 on March 31, 2004.

**First quarter 2004 key business trends.**

Despite a difficult market environment, T-Online continued to develop excellently and held its strong market position in the first quarter of 2004. Like in the previous year, the first quarter of 2004 goes down in record for T-Online as a period of profitable growth and additions to the product portfolio alongside further expansion of the DSL subscriber base. Key performance figures are shown in the table:

Millions of €

| | **First quarter 2004** | First quarter 2003 | 2003 |
|---|---|---|---|
| Net revenues* | 488.8 | 433.7 | 1 840.2 |
| EBITDA* | 117.7 | 72.8 | 341.3 |
| Earnings before taxes* | 126.0 | (0.8) | 54.0 |
| Group net income (loss)* | 79.3 | (31.3) | (39.4) |
| Free cash flow** | (92.2) | 118.7 | 387.6 |
| Cash flow from operating activities | 98.2 | 131.8 | 455.7 |
| Earnings per share (€) | 0.06 | (0.02) | (0.03) |
| Cash flow per share (€) | 0.08 | 0.10 | 0.37 |
| Subscribers on reporting date (millions) | 13.4 | 12.5 | 13.1 |

* For better comparability, the prior-year figures are restated to exclude t-info, which was sold in the second quarter of 2003.
** Largely due to the acquisition of the Scout24 Group negative (€ 180 million purchase consideration).

Ongoing development of the combined business model uniting access business with content, services, e-commerce and advertising continued to be one of the cornerstones of T-Online's further success in the first quarter of 2004.

T-Online International AG increased its German broadband market share compared with the prior quarter. The number of customers in the DSL tariffs in Germany grew by 280 000 since the end of last year. Around 64 000 of these had previously used a T-Online narrowband tariff. This illustrates T-Online's success in attracting 216 000 new customers on the market to DSL tariffs, at the same time demonstrating that T-Online effectively migrated subscribers previously using narrowband tariffs to DSL tariffs. This not only means that T-Online International AG has improved its competitive position in Germany. It also shows that part of the growth lacking in the last quarter of 2003 was merely delayed until the first quarter of 2004: Some new DSL subscribers recruited at the end of 2003 had their accounts activated and came onto the books in January 2004. Others, following the launch of a new broadband promotion campaign, purposely waited to order one of the promotional T-Online DSL tariff plans with no basic charges for two months.

With the continued growth in the subscriber base, Group net revenues grew by approximately € 55.1 million from € 433.7 million to € 488.8 million compared with the prior-year period. Prior year revenues have been restated to exclude t-info, which was sold in the second quarter of 2003. The revenues of the Scout24 Group are included on a pro rata basis in the first quarter 2004 figures. This means an increase of 12.7 percent despite T-Online effectively forgoing revenue by waiving two months' worth of basic charges under the broadband promotion just mentioned. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 61.7 percent to € 117.7 million (prior-year period: € 72.8 million). The EBITDA figure, the € 126 million earnings before taxes (Q1 2003: € -0.8 million) and the € 79.3 million Group net income represent all-time records for T-Online; earnings before taxes and Group net income were high in particular due to first-time application of IFRS 3.

The positive business trend also results from a further widening of the gross margin compared with the prior-year period. Factors contributing to the improved gross margin include optimum utilization of bought-in network capacity and growth in e-commerce,

paid content and services. Increased demand for these products unlocks economies of scale due to better utilization of platforms already in place. Another reason for the even more positive trend in the first quarter of 2004 comprised further efficiency gains in the use of enterprise resources, obtained as the company continued to fine-tune its operating processes.

By acquiring the Scout24 Group, T-Online supplemented its brand and product portfolio – and hence its involvement in non-access business – with the attractive online classifieds sector. Scout24 is the only European company to establish multiple online marketplaces in different industries under a single brand and to attain a leading position in multiple sectors. The changes in the Group's assets and financial position primarily result from the Scout24 Group being included in the T-Online interim consolidated financial statements for the first time. These changes are also set out in section 7, Accounting Policies.

T-Online thus once again succeeded during the first quarter of 2004 in further increasing competitiveness and securing profitable growth in the long term.

T-Online divides its presentation of Group performance geographically into two segments: Germany (primarily T-Online International AG) and Rest of Europe (subsidiaries outside Germany). The following centers on the Germany segment as T-Online International AG represents almost 90 percent of the T-Online Group in terms of the main indicators. Segmental data by product cannot be presented due to T-Online's combined business model.

**Revenue growth.**

**Group revenues grow 12.7 percent.**

The T-Online Group generated total revenues of € 488.8 million in the first quarter of 2004 (Q1 2003: € 433.7 million*). The broadband promotion launched during the period effectively involved T-Online forgoing revenue as it allowed new subscribers to sign up for various DSL tariff plans free of basic charges for two months.

**Enhanced revenue presentation.**

T-Online is introducing a new revenue presentation for the first time in this quarterly report to better reflect the company's financial and strategic objectives. Combined with the enhanced disclosure of subscriber numbers, the new revenue presentation also allows average monthly revenue per user to be shown for the Germany and Rest of Europe segments. Detailed information is provided under "T-Online publishes average monthly revenue per user (ARPU) for the first time".

The total revenues figure shown in earlier periods is now split up into three revenue components that will become increasingly important in future under T-Online's combined business model.

Under its combined business model, T-Online generates most revenues from subscription fees, usage fees, and online advertising and B2B services.

The "subscription fees" category comprises fixed monthly payments under subscription plans. In terms of the product portfolio strategy, this revenue component generally includes all established and mature end-consumer products. These take in all T-Online access plans with a basic charge. Increasingly, this category also includes non-access components, as monthly subscription fees are billed for products such as security packages, extra mailbox space and "Insider" subscription content plans.

The "usage fees" revenue category covering all non-subscription products is subject to far greater volatility and seasonal variation than subscription fee revenues. Usage fees comprise per-minute or volume-based access tariff components and non-access products such as video on demand, musicload.de, and all non-subscription revenues from e-commerce, paid content and services. The category generally includes all new products initially made available on a pay-per-use basis – many of which are modified to become subscription products in a later product cycle if they are well received. Accordingly, products in the usage fees category tend to target customers who want to try T-Online products before they buy a subscription.

The third revenue category, "advertising/B2B", provides a clearer picture of T-Online's corporate business. The category combines online advertising – one of the upcoming market segments – with T-Online's increasingly important B2B segment. B2B comprises full product ranges, for example hosting, security products (secureVPN), and a content management service for business clients operating traffic-intensive portals.

* Excluding EUR 11 million t-info share in net revenues due to disposal in Q2 2003.

Revenue under the portal agreement with Deutsche Telekom AG continues to be shown separately as advertising revenue for reasons of transparency and in view of the size of the contract.

The new revenue presentation reflects the increasing convergence of access and non-access components. Many non-access products are already offered in combination with an access plan. T-Online's long-term goal here is to increase revenues from the subscription fees category and hence the absolute share of "safe" revenues in the total by selling bundled products under its combined business model. This not only makes it increasingly hard to report access and non-access components separately. In fact, the distinction became irrelevant to T-Online's corporate strategy at the start of 2002. What is more important is the profitability of the various components from better utilization of aggregate bought-in network capacity, as reflected in the gross margin and managed through the combined business model.

The table below presents Group revenues using the new classification.

Millions of €

| | First quarter 2004 | First quarter 2003* | Absolute change | Change in % | 2003* |
|---|---|---|---|---|---|
| **Germany** | **435.9** | **394.3** | **41.6** | **10.6** | **1 672.0** |
| Subscription Fees | 238.1 | 204.0 | 34.1 | 16.8 | 884.1 |
| Usage Fees | 145.8 | 142.9 | 2.9 | 2.0 | 576.2 |
| Advertising/B2B | 52.0 | 47.4 | 4.6 | 10.0 | 211.7 |
| Portal agreement with Deutsche Telekom AG (to 2013) | 37.0 | 36.7 | 0.3 | 0.7 | 148.1 |
| Rest | 15.0 | 10.7 | 4.3 | 42.5 | 63.6 |
| **Rest of Europe** | **54.1** | **39.8** | **14.3** | **36.1** | **170.6** |
| Subscription Fees | 39.6 | 28.1 | 11.5 | 40.9 | 127.6 |
| Usage Fees | 8.2 | 8.2 | 0 | 1.0 | 29.0 |
| Advertising/B2B | 6.3 | 3.5 | 2.8 | 79.5 | 14.0 |
| Consolidation | (1.2) | (0.4) | (0.8) | (200.0) | (2.4) |
| **Group** | **488.8** | **433.7** | **55.1** | **12.7** | **1 840.2** |
| Subscription Fees | 277.8 | 232.1 | 45.7 | 19.7 | 1 011.7 |
| Usage Fees | 154.0 | 151.1 | 2.9 | 1.9 | 605.2 |
| Advertising/B2B | 57.0 | 50.5 | 6.5 | 12.8 | 223.3 |
| Portal agreement with Deutsche Telekom AG (to 2013) | 37.0 | 36.7 | 0.3 | 0.7 | 148.1 |
| Rest | 20.0 | 13.8 | 6.2 | 45.1 | 75.2 |

* Excluding € 11 million t-info share in net revenues due to disposal in Q2 2003.

Subscription fees throughout the Group increased by 19.7 percent compared with the prior-year period. The main cause in both segments is continuing growth of the customer base (see the separate detailed information under "Ongoing customer growth at home and abroad acts as key revenue driver"). The **Germany segment** also saw some 1 000 000 customers order non-access subscription plans such as the security package, premium e-mail services and Sport Insider as of March 31, 2004.

T-Online's foreign subsidiaries likewise reported healthy business: Subscription fees in the Rest of **Europe segment** increased by 40.9 percent compared with the prior-year period. The primary cause was growth in ADSL customer numbers; also, ya.com achieved a significant improvement in its customer portfolio by migrating pay-as-you-go customers to its Tarifa Plana product. Tarifa Plana is a monthly subscription plan offered as a narrowband semi-flat or full flat rate.

Usage fees in the Group grew by just short of 2 percent compared with the first quarter of 2003. The low growth in this category shows that customers are increasingly tending towards subscriptions, for which pay-per-use products often act as a catalist. A particularly successful product in the **Germany segment** was the onHandy mobile phone portal: The number of downloads, including polyphonic dialtones, MP3 sounds and high-resolution color logos, increased from about 54 000 in the first quarter of 2003 to about 355 000 in the first quarter of 2004.

Advertising/B2B revenues increased throughout the Group by 12.8 percent compared with the prior-year period. Excluding the portal agreement with Deutsche Telekom AG, which provides for constant annual payments until it expires in 2013, the increase was a massive 45,1 percent. The Scout24 acquisition had a positive effect here both in the **Germany segment** and in the **Rest of Europe segment.**

Total revenue growth remains a key indicator of T-Online's corporate performance. However, profitability and realizing economies of scale by efficiently utilizing existing technical platforms have priority in product development and marketing.

T-Online accordingly applies strict revenue portfolio management, taking high-revenue products with zero or low margins out of the portfolio on quarterly internal reviews if necessary. On the cost side, T-Online is managed using an efficiency matrix that provides the operational basis for all product managers and staff with technical and administrative responsibility and specifies targets in relation to revenues. The main management indicator on the income statement is still the gross margin, this being the main component affecting EBITDA and thus also a key means of improving cash flow.

**Enhanced reporting of subscriber statistics matching new revenue classification.**

In the following, T-Online introduces for the first time a reclassification of customer statistics for a better match with the new revenue components. Besides greater transparency, this provides a clearer understanding of revenue performance in the two new subscription fee and usage fee revenue categories.

T-Online distinguishes between "registered" and, in the following, between "monthly paying" and "pay-as-you-go" (PAYG) customers. Registered customers are all customers with access plans. Monthly paying customers are customers who pay a monthly basic charge, although again this does not necessarily mean they have used the product. These customers are classified into DSL and narrowband tariff plans in the table below. PAYG customers are customers who have not ordered a plan with a monthly basic charge. In order to enable an ARPU computation these are divided into customers who have dialed into T-Online in the last 30 days and those who have not.

The aim of the new subscriber classification in access plans, alongside enhanced transparency, is to underline our customer philosophy of "quality before quantity". T-Online also provides the additional information in the following to reflect the specific tariff structure in German narrowband and DSL tariff plans. The company has standardized its reporting internationally for the Group on this basis.

Besides the access customers shown in the table below, T-Online also has non-access-only customers who are not shown separately and not included as a separate category in the registered customers figure. Most non-access products are used by access customers, however, not least because of service benefits such as easy and secure payment.

As corporate customers, B2B and advertising customers are likewise not shown separately.

**Ongoing customer growth at home and abroad acts as a key revenue driver.**

As of March 31, 2004, 13.4 million customers had opted for T-Online Internet access. That makes around 1.0 million more customers than on the same day last year, and 0.3 million more than at the end of the 2003 financial year. In the period under review, both in the **Germany segment** (up 10.6 percent year on year) and in the **Rest of Europe segment** (up 36.1 percent), growth in DSL tariff plans was at the core of boosted revenues. In a year-on-year comparison, the share of customers with DSL tariffs across the Group rose from 2.1 million in the first quarter of 2003 to 2.7 million at the end of the first quarter of 2004, equivalent to a 31.9 percent increase. Compared with the end of 2003, the share of DSL tariff subscribers increased from 2.4 million to 2.7 million. Excellent growth in DSL tariffs of around 13 percent in the **Germany segment** in the first quarter serves to modify relatively weak growth in the fourth quarter of 2003, since to some extent growth in new customers shifted into the first quarter of 2004.

The following chart shows access customers within the T-Online Group:

In millions*

| | Mar. 31, 2004 | Dec. 31, 2003 | Change (absolute) | Change in % | March 31, 2003 |
|---|---|---|---|---|---|
| **Registered customers** | **13.43** | **13.13** | **0.30** | **2.3** | **12.47** |
| **Germany** | **11.07** | **10.79** | **0.29** | **2.7** | **10.16** |
| Of whom with DSL tariffs | 2.44 | 2.16 | 0.28 | 13.0 | 1.89 |
| Of whom with narrowband tariffs | 5.38 | 5.56 | (0.18) | (3.2) | 5.67 |
| Of whom PAYG (usage < 30 days) | 0.82 | 0.81 | 0.01 | 1.6 | 0.80 |
| Of whom PAYG (usage > 30 days) | 2.43 | 2.26 | 0.17 | 7.5 | 1.80 |
| **Rest of Europe** | **2.36** | **2.35** | **0.01** | **0.5** | **2.31** |
| Of whom with DSL tariffs | 0.29 | 0.26 | 0.03 | 11.2 | 0.19 |
| Of whom with narrowband tariffs | 0.28 | 0.29 | (0.01) | (3.8) | 0.32 |
| Of whom PAYG (usage < 30 days) | 0.16 | 0.17 | (0.01) | (4.7) | 0.19 |
| Of whom PAYG (usage > 30 days) | 1.63 | 1.63 | 0 | 0 | 1.61 |

* The totals are based on figures established before rounding.

In Germany, all customers who have a technical DSL connection can in principle avail themselves of T-Online's full tariffs portfolio. In other words, these customers can also combine a narrowband tariff with their broadband Internet connection. In the past, T-Online International AG separately recorded the number of customers who logged in solely onto the Internet via a broadband connection as described above but did not opt for a DSL tariff, adding them to the number of customer using the DSL tariff. The rationale behind this is that, in the past, T-Online had a large number of customers who, with the advent of broadband technology, were already using the new access technology even though they had not yet opted for a DSL tariff. Following expansion of T-Online's DSL tariff offering last year coupled with ongoing dissemination of broadband access technology, more and more customers are deciding in favor of corresponding DSL tariffs – a trend to which T-Online does justice with its new reporting method. DSL tariff subscribers hence include all customers who have opted for a DSL access tariff and pay a basic monthly charge. Whether a given user is classified as a DSL customer thus depends on the ordered tariff and not solely on the user's choice of access technology. By the old reckoning, T-Online International AG in Germany had over 3.5 million DSL customers as of March 31, 2004. In the T-Online Group there were 3.8 million DSL-customers. In order to ensure comparability of this new method of customer reporting with the method used so far, customers logging solely onto the Internet via a DSL connection will be additionally reported in the following. T-Online envisions great potential for this target group, for instance, in achieving a migration to DSL tariffs through selective marketing activities.

In Millions

| | Mar. 31, 2004 | Dec. 31, 2003 | Mar. 31, 2003 |
|---|---|---|---|
| DSL users with narrowband tariffs | 1.08 | 1.15 | 0.97 |

In the **Germany segment**, T-Online International AG succeeded in further boosting its customer base in the first quarter of 2004. On the March 31, 2004 reporting date, 11.07 million registered customers had access to the Internet through T-Online.

In terms of DSL tariffs, the number of subscribers rose in the period under review by over 280 000 equivalent to around 13 percent compared with the end of the year 2003. Here, the broadband advertising campaign launched in the first quarter is showing initial success. T-Online has made its offering for canvassing new customers in the broadband segment even more attractive: The tariffs portfolio was expanded and reworked at the beginning of the year in order to enhance the appeal of entering the world of broadband for customers. T-Online's range of tariffs offers the right solution for every user profile – for private customers just as for small to medium-size enterprises, for occasional surfers as well as for permanent Internet users.

It is similarly gratifying to note that the number of recorded DSL users (subscribers with narrowband tariffs and broadband connections) dropped in comparison with the end of 2003, because this shows that T-Online has succeeded in migrating these customers to DSL tariffs – and hence into the most attractive revenue category – by way of selective marketing activities.

In the **Rest of Europe segment**, the number of DSL tariff subscribers rose in the period under review by 30 000 or 11.2 percent compared with the year-end 2003.

Thanks to broader DSL access coverage, T-Online also succeeded in boosting acceptance of paid content and services, benefiting from the generally growing willingness to pay among Internet users. The Group managed to further increase average monthly revenues per customer.

**T-Online publishes average monthly revenue per user (ARPU) for the first time.**

T-Online is publishing monthly average revenue per user (ARPU) for the first time in its first quarter 2004 report. This disclosure is the background to its new presentation of revenues and customer numbers.

ARPU further enhances transparency regarding key performance indicators of T-Online's combined business model. Investors, analysts and stockholders can more easily follow the financial performance of T-Online International AG. T-Online presents the figures in the form of blended ARPU on a segmental basis for the Germany and Rest of Europe segments, and also for the Group as a whole.

T-Online additionally shows "subscription ARPU" and "usage ARPU" figures. It can compute usage ARPU because the PAYG customer figures separately state the numbers of customers who have dialed in using their T-Online accounts in the last 30 days during the quarter.

ARPU, particularly subscription ARPU, is a key indicator for T-Online when it comes to measuring the performance of its combined business model as it shows how well the company is doing at addressing users' entertainment budgets as well as their communications budgets. ARPU is not the sole management parameter, however, but only an added indicator that must always be considered in combination with gross margin and net growth in the customer base. A product's profitability is more important than the absolute revenue it generates. Profitability, in turn, should not be viewed in isolation, but in relation to the product's significance within the product portfolio as a whole.

The table below shows blended ARPU data for T-Online's business segments.

In €

| | First quarter 2004 | First quarter 2003 | Change (absolute) | Change in % | Fourth quarter 2003 |
|---|---|---|---|---|---|
| Blended ARPU (Group) | 15.4 | 14.2 | 1.2 | 8.5 | 15.7 |
| Blended ARPU (Germany) | 14.9 | 13.9 | 1.0 | 7.2 | 15.4 |
| Blended ARPU (Rest of Europe) | 22.1 | 17.8 | 4.3 | 24.2 | 19.4 |

* Blended ARPU is calculated by dividing average monthly subscription and usage revenues in the quarter by the sum of average DSL tariff plan customer numbers, average narrowband tariff plan customer numbers and PAYG < 30 days customers.

$$\frac{\text{(Subscription Revenues + Usage Revenues) / 3}}{DSL\text{-}C_{AV} + NB\text{-}C_{AV} + PAYG < 30\text{ days}} = ARPU_{customer}$$

Important: Average monthly revenue is calculated by dividing quarterly revenue by the three months in the quarter. The average number of customers is the number at the end of the prior quarter plus the number at the end of the reporting period, divided by two.

ARPU increased significantly overall during the first quarter of 2004 compared with the first quarter of 2003 both at Group level and in each of the segments. This underlines the success of the combined business model and brings out T-Online's success in selling its customers additional products alongside access.
The table below shows ARPU performance for subscription* and usage** business.

In €

| | First quarter 2004 | First quarter 2003 | Change (absolute) | Change in % | Fourth quarter 2003 |
|---|---|---|---|---|---|
| Subscription ARP | | | | | |
| Group | 11.1 | 9.7 | 1.4 | 14.4 | 10.8 |
| Germany | 10.2 | 9.1 | 1.1 | 12.1 | 10.1 |
| Rest of Europe | 23.6 | 19.1 | 4.5 | 23.6 | 21.0 |
| Usage Fees ARPU | | | | | |
| Group | 5.5 | 5.6 | (0.1) | (1.8) | 6.1 |
| Germany | 5.7 | 5.7 | 0.0 | 0.0 | 6.3 |
| Rest of Europe | 3.8 | 4.0 | (0.2) | (5.0) | 3.5 |

* Subscription ARPU is arrived at by dividing average monthly subscription revenues over the quarter by the sum of average DSL tariff plan customer numbers and average narrowband tariff plan customer numbers.

$$\frac{\text{Subscription Revenues / 3}}{DSL\text{-}C_{AV} + NB\text{-}C_{AV}} = ARPU_{subscription}$$

** Usage ARPU is computed by dividing average monthly usage revenues over the quarter by the sum of average DSL tariff plan customer numbers, average narrowband tariff plan customer numbers, and PAYG < 30 days customers.

$$\frac{\text{Usage Revenues / 3}}{DSL\text{-}C_{AV} + NB\text{-}C_{AV} + PAYG < 30\text{ days}} = ARPU_{usage}$$

Subscription ARPU increased 14.4 percent in the first quarter of 2004 compared with the first quarter of 2003. This highlights the fact that by offering innovative high-quality content and services, T-Online has got away from exclusively targeting customers' Internet access budgets and is now increasingly addressing users' entertainment budgets and migrating customers to subscription products. The strategic thrust is clear: T-Online's medium term aim by bundling products in this way is to become more independent from access revenues. Because of this, it is particularly important for T-Online to focus on the customers who use high-margin, high-value tariff plans.

In contrast, usage ARPU decreased slightly compared with the first quarter of 2003. Comparing usage ARPU for the first quar-

ter of 2004 with that of the preceding quarter (Q4 2003) brings out the seasonal nature of this revenue component – a further reason for T-Online to migrate users increasingly to subscription products and thus subscription fees.

The decrease in usage ARPU resulted in a decrease in blended ARPU compared with the fourth quarter of 2003.

**Over 15 million Internet users visit t-online.de.**

In the first quarter of 2004, T-Online continued to expand its content according to efficiency criteria and in March 2004 had a unique audience of over 15 million on the t-online.de domain. T-Online also obtained a leading position in various market segments in the face of rivalry from specialist providers. These notably included information/news, sport, technology and computers (source: Nielsen Netratings, March 2004), a trend similarly reflected in the monthly page impressions. While in the fourth quarter of 2003 an average of 1.818 billion page impressions were recorded, the figure was boosted to 2.249 billion in the first quarter of 2004 (source: IVW Online).

**Paid content and services expanded.**

Internet market development is being driven more and more by innovations in the field of broadband Internet. And there is much more to it than just speed and fast downloads. Broadband is rather about interactive, customized entertainment through films, music, sport, games and information. The higher bandwidths available following the marketing launch of T-Com's new T-DSL versions (1, 2 or 3 megabits per second) open up new opportunities for T-Online customers. Users of T-Online's flat rates will in future receive more technical performance for the same or an even more favorable price. T-Online has thus paved the way for offering its customers even better quality – notably when it comes to using non-access products. At the CeBIT 2004, T-Online introduced its new flat-rate plans for T-Com's T-DSL 1,2,3 connection versions. It was no mere chance that the readers of PC-Magazin voted T-Online the "Best Internet Service Provider" for the second time in a row in March of this year. Similarly, connect magazine's readers' poll voted T-Online "Internet Provider of the Year 2004" and "DSL Internet Provider of the Year 2004" in March.

**T-Online Vision on TV.**

Thanks to "T-Online Vision on TV", Internet services which had so far been available exclusively via PC, such as video on demand and WebMail, can also be accessed via the TV set since CeBIT 2004. All that's needed is a set-top-box that is "ready for T-Online Vision", such as the ACTIVY Media Center from Fujitsu Siemens Computers, available in stores since CeBIT 2004. Other hardware partners such as Samsung, Humax and Handan, with whom T-Online has reached cooperation agreements in recent weeks, will be bringing corresponding equipment onto the market by the end of the year. Via these set-top-boxes, which are developed and marketed by T-Online's partners and double as TV receivers and digital video recorders, T-Online provides a whole range of attractive products. Among other highlights, there is a video on demand offering providing a wide selection of Hollywood movies, an electronic program guide (EPG) with which the digital video recorder can be remotely programmed from any Internet computer in the world and an e-mail service.

**Musicload.**

In addition, T-Online further expanded its successful Musicload portal to coincide with this year's CeBIT. The platform for legal music downloads offers current chart listings with the most popular tracks and artists around. T-Online customers can choose from a library of some 150 000 of the major music labels' titles – a figure about to be doubled by the end of the year. Every month, users download no fewer than over 50 000 music tracks from www.musicload.de.

**directVPN for business clients.**

directVPN access introduced in the first quarter of 2004 is specially aimed at business clients. directVPN allows a company's network to be accessed from workstations at different locations via a secure connection, and data to be exchanged. In directVPN, T-Online Business introduced a service at CeBIT 2004 that makes this not only technically feasible but also financially affordable for small to medium-scale companies. The product represents a further expansion of T-Online Business's comprehensive portfolio for business clients.

### Expansion of Community products and services.

Also in the "Community" segment, broadband Internet opens up new horizons in innovative services. What were so far simply designed communications and game products are evolving into interactive sensory dimensions.

Have fun and make friends – this is what T-Online offers its younger users with the virtual online games world known as "Habbo Hotel". Teenagers can move around the rooms of a virtual hotel in the guise of a self-modeled avatar and communicate with others. Offerings such as Habbo Hotel are instrumental to boosting online time at the T-Online portal.

Alongside online mail order and auction business, online classified ads are becoming more and more important in the e-commerce segment: With its takeover of the Scout24 Group, T-Online has assumed an excellent position on the key online classifieds markets.

### Earnings situation.

T-Online maintained its growth course in the first quarter of 2004 while further boosting profitability. Revenue growth of some 12.7 percent was accompanied by a below-average increase in operating expenses compared with the prior-year period. This was mostly due to increasingly effective utilization of purchased capacities under the peak load model. As a result, despite the growth in customer numbers, goods and services purchased only increased slightly in absolute terms and actually decreased by four percentage points relative to revenues. Ceasing to charge goodwill amortization meant that Group net income was already positive in the first quarter of 2004, at € 79.3 million. As a result, earnings per share improved from a negative 2 cents/€ in the prior-year period to a positive 6 cents/€ in the period under review.

### Operating earnings/EBITDA.

Both operating earnings and EBITDA increased considerably in both segments compared with the prior-year period.

In the table below, we derive EBITDA for the T-Online Group from the operating earnings posted by the two segments Germany and Rest of Europe.

Millions of €

| | **First quarter 2004** | First quarter 2003* |
|---|---|---|
| **Operating earnings** | | |
| Germany | 104.4 | 71.3 |
| Rest of Europe | (7.6) | (14.4) |
| Reconciliation | (1.0) | (0.1) |
| **Group** | **95.8** | **56.8** |
| **Depreciation and amortization** | | |
| Germany | 17.0 | 11.8 |
| Rest of Europe | 4.6 | 4.0 |
| **Group** | **21.6** | **15.8** |
| **Other taxes** | | |
| Germany | 0.1 | 0.1 |
| Rest of Europe | 0.2 | 0.1 |
| **Group** | **0.3** | **0.2** |
| **EBITDA** | | |
| Germany | 121.5 | 83.2 |
| Rest of Europe | (2.8) | (10.3) |
| Reconciliation | (1.0) | (0.1) |
| **Group** | **117.7** | **72.8** |

* Excluding t-info due to disposal in Q2 2003.

In the **Germany segment**, operating earnings rose by € 33.1 million to € 104.4 million and EBITDA by € 38.3 million to € 121.5 million compared with the prior-year period, primarily thanks to the 11 percent growth in revenues and the fact that goods and services purchased remained largely constant compared with the growth in the customer base.

Operating earnings and EBITDA also improved in the **Rest of Europe segment**, driven primarily by the reduction in input costs and also by a 36.1 percent increase in revenues. Operating earnings were up by € 6.8 million to a negative € 7.6 million, while EBITDA improved by € 7.5 million to a negative € 2.8 million.

The € 5.8 million increase in depreciation and amortization primarily reflects first time amortization charge on software development work completed at the end of 2003 plus additions to the consolidated Group.

**Economies of scale increase earnings power.**
T-Online's rigorous management of economies of scale is a crucial factor in its success. To this end, an efficiency matrix is assigned to every product and/or cost area at the beginning of the year. Each unit is committed to the goal of optimizing the ratio of costs to revenues. Each individual unit thus shares responsibility for earnings.

The table below shows T-Online International AG's main income statement items compared with Group revenues.

| | **First quarter 2004 %** | First quarter 2003* % | **First quarter 2004 Millions of €** | First quarter 2003* Millions of € |
|---|---|---|---|---|
| **Net revenues** | **100.0** | **100.0** | **488.8** | **433.7** |
| Goods and services purchased | (39.9) | (43.8) | (195.0) | (189.9) |
| **Gross margin** | **60.1** | **56.2** | **293.8** | **243.8** |
| Other cost of sales | (11.3) | (15.7) | (55.3) | (67.9) |
| Selling costs | (27.0) | (25.5) | (132.0) | (110.4) |
| Administrative costs | (3.4) | (4.6) | (16.8) | (19.9) |
| **Operating profit** | **19.6** | **13.1** | **95.8** | **56.8** |
| **EBITDA** | **24.1** | **16.8** | **117.7** | **72.8** |
| Earnings/(loss) before taxes | 25.8 | (0.2) | 126.0 | (0.8) |
| Income taxes | (9.5) | (7.3) | (46.7) | (31.6) |
| **Group net income/(loss)** | **16.2** | **(7.2)** | **79.3** | **(31.3)** |
| Earnings/(loss) per share (€) | | | *0.06* | *(0.02)* |

* For better comparability, the prior-year figures are restated to exclude t-info, which was sold in the second quarter of 2003.

Note: Prior-year figures in the following are restated to exclude t-info, sold in Q2 2003.

The increase of € 50.0 million in the Group's gross margin to € 293.8 million, with revenues rising by € 55.1 million, was primarily due to goods and services purchased remaining broadly constant relative to the growth in the customer base. This has various causes:

In the **Germany segment**, cost reductions were achieved above all by even better utilization of diurnal traffic distribution as part of the peak load model and the increasing numbers of customers in DSL tariff plans for settling our input costs with Deutsche Telekom AG.

In the **Rest of Europe segment**, the French subsidiary T-Online France, for example, reduced its input costs by incrementally purchasing its input from an alternative telecommunications provider.

Another major factor in the increase in gross margin – which will become more and more significant in the future – is the Group's concentration on high-margin revenue flows generated by the combined business model, especially in non-access operations (see the section headed "Revenue growth" for detailed information).

In view of T-Online International AG's share of almost 90 percent in the Group's most important earnings variables, the following notes on the earnings situation are based on figures for the Group as a whole.

**Promotions increase selling costs.**

Selling costs rose year-on-year by € 21.6 million to approximately € 132.0 million. The primary reasons behind the absolute increase in selling costs in the Germany segment included T-Online International AG's 2004 ad campaign for broadband and also more aggressive advertising for growth formats like Musicload.de, T-Online Vision on TV and video on demand, together with the higher Customer Care Service costs occasioned by, among other things, the improved accessibility rate in our call centers. Compared with revenues, selling costs remained broadly constant.

**Improved cost efficiency in administration.**

Thanks among other things to measures gearing up the automation level of its internal processes and procedures, T-Online reduced administrative costs in the Group by € 3.1 million to € 16.8 million year-on-year, despite the substantial increase in revenues. Reversals of provisions have also led to reduced costs. As a result, administrative costs amounted to 3.4 percent of revenues (prior-year period: 4.6 percent).

**Notes on individual items in the income statement.**

**Other operating income** decreased year-on-year by € 4.3 million to € 7.2 million. Unlike the prior-year period, reversals of provisions are no longer included in this item and instead are charged against the costs for which the provisions were originally recognized, in accordance with IFRS. Reversals of provisions included in other operating income in the prior-year period totaled € 6.5 million, a similar amount to the first quarter of 2004.

**Net interest income** declined by € 3.3 million to € 27.2 million due to changes in capital market interest rate trends.

**Profitability of T-Online International AG results in income tax liability.**

Income tax expenses of € 46.7 million were reported in the period under review, a consequence of the positive trend in T-Online International AG's results. The prior year was the last in which tax loss carryforwards were deducted here. The Group's average tax ratio is around 39 percent.

# 3. Financial situation.

The first quarter of 2004 once again saw T-Online combine high operating profitability with a positive cash flow from operating activities. T-Online's financial situation is compared with the prior-year period in the summary cash flow statement below.

The statement uses a management presentation, where cash and cash equivalents (terms of three months or less) are combined with short-term investments (exceeding three months).

Millions of €

| | First quarter 2004 | First quarter 2003 |
|---|---|---|
| **Net cash provided by operating activities** | **98.2** | **131.8** |
| **Net cash used for operational capital expenditure** | **(190.5)** | **(13.1)** |
| – Capital expenditure on non-current assets* | (190.6) | (16.5) |
| – Net change in marketable securities | 0.0 | 0.0 |
| – Proceeds from the sale of non-current assets | 0.1 | 3.4 |
| Net cash provided by financing activities | **0.1** | **0.0** |
| **Increase/(decrease) in monetary assets** | **(92.2)** | **118.7** |

* Largely due to the acquisition of the Scout24 Group

The € 92.2 million decrease in monetary assets from December 31, 2003 is the balance of net cash outflows for operational capital expenditure (€ 190.5 million), net cash inflows from operating activities (€ 98.2 million – € 33.6 million less than in the prior-year period) and the small cash inflow from financing activities.

The € 98.2 million cash flow from operating activities mostly consists of EBITDA of € 117.7 million plus interest received (€ 24.7 million) less taxes paid (€ 39.2 million). Cash flow from operating activities is down from the prior-year period, mainly because of tax payments. These were not incurred in 2003 due to tax loss carryforwards.

T-Online's cash flows from investing activities during the period under review were dominated by the acquisition of Scout24 AG, which involved cash payments totaling € 182.3 million (the € 180.0 million purchase consideration plus € 2.3 million in acquisition-related costs). This cash outflow was partly offset by € 4.2 million in monetary assets acquired with the Scout24 Group.

Taking into account capital expenditure of € 190.6 million and capital contributions of € 0.1 million, the free cash flow amounted to a negative € 92.2 million.

With EBITDA at € 117.7 million and real capital expenditure of € 12.9 million, the cash contribution in the period under review was € 105.1 million (prior-year period: € 63.7 million).

# 4. Net worth.

In comparison with December 31, 2003, T-Online's total assets figure climbed € 148.7 million to € 6 095.0 million. The assets side component of this increase is the balance of an increase in long-term and a decrease in short-term assets, relating in both cases partly to fixed-term deposits being swapped into longer maturities and partly to the acquisition of Scout24 AG. The liabilities side components are increases in shareholders' equity from retained earnings, in deferred taxes and in short-term liabilities.

The main balance sheet figures are presented in the table below.

Millions of €

| | **Mar. 31, 2004** | Dec. 31, 2003 | Change |
|---|---|---|---|
| Total assets | 6 095.0 | 5 946.3 | 148.7 |
| Shareholders' equity | 5 559.4 | 5 480.0 | 79.4 |
| Equity ratio (%) | 91.2 | 92.2 | (1.0) |
| Goodwill | 1 258.6 | 1 148.9 | 109.7 |
| Monetary assets | 3 959.7 | 4 051.9 | (92.2) |

**Equity ratio remains constant.**

As of the balance sheet date, Group shareholders' equity and the equity ratio were almost unchanged at € 5 559.4 million and 91.2 percent compared with December 31, 2003. The slight increase in Group shareholders' equity mostly comprised the Group's net income of € 79.3 million.

As of March 31, 2004, Deutsche Telekom AG held an unchanged 73.94 percent of T-Online International AG's subscribed capital.

**Non-current liabilities increased.**

Non-current liabilities increased by € 22.9 million, reflecting a slight rise in pension provisions (€ 1.0 million) and more notably the recognition of deferred taxes on consolidation of Scout24 AG (€ 23.1 million).

**Assets shift to longer maturities.**

Non-current assets increased by € 853.5 million and current assets decreased by € 704.8 million compared with December 31, 2003.

Looking at the non-current assets first, there was a € 109.7 million increase in goodwill mostly due to the acquisition of Scout24 AG. Goodwill ceased to be subject to amortization in the first quarter of 2004 when IFRS 3 was applied. The acquisition of Scout24 AG additionally brought about a € 66.1 million increase in intangible assets (see Accounting Policies). The additions to non-current assets from the acquisition of Scout24 AG are offset in current assets by a € 167.2 million decrease under cash in banks.

A further € 634.2 million of the increase in non-current assets is accounted for by fixed-term deposits with Deutsche Telekom being switched into longer maturities, matched by corresponding reductions in current assets.

**Investing activities reduce monetary assets.**

T-Online's monetary assets declined by € 92.2 million due to cash flows for capital expenditure – notably the acquisition of the Scout24 Group – almost half of which were financed from cash flows from operating activities.

# 5. Personnel.

**Workforce development and personnel costs.**

Compared with the first quarter of 2003, the average number of employees Group-wide rose by around 9.4 percent – the result of increases at home and abroad. Notably T-Online's acquisition of the Scout24 Group had the effect of increasing workforce figures. Conversely, the sale of auto-t-online to co-stakeholder Motor-Presse Stuttgart in the third quarter of 2003 as well as the sale of t-info GmbH to DeTeMedien effective April 1, 2003 served to reduce the number of employees.

The average number of employees in the T-Online Group in the periods stated is shown below:

| | **First quarter 2004** | First quarter 2003 | Full year 2003 |
|---|---|---|---|
| Germany | 2 097 | 1 919 | 1 931 |
| Rest of Europe | 799 | 728 | 688 |
| **Group** | **2 896** | **2 647** | 2 618 |

Personnel costs for the first three months of 2004 stood at € 45.0 million; compared with the same period the previous year, this signifies a € 7.7 million increase resulting from personnel build-up within the Group and its accelerating strategic transformation from a pure-play access provider to an Internet media network company.

**Stock options held by members of the Board of Management and employees.**

An Extraordinary Shareholders' Meeting of T-Online International AG held prior to the initial public offering in April 2000 adopted the 2000 stock option plan for members of the Board of Management and for specialists and managers working for the company or its subsidiaries. The plan was not competitive, due largely to the terms stipulating when options could be exercised.

The 2001 Shareholders' Meeting approved a new, premium-priced stock option plan, involving a 25-percent premium. Options are issued over a five-year period, and are valid for ten years. No more than half of the options granted to a participant are eligible for exercise after a two-year lockup period expires, and all are eligible for exercise after a three-year lock-up. The first tranche of options was issued on August 13, 2001, and the second on July 15, 2002. The Board of Management resolved to suspend the tranche for the entitled members of staff in 2003.

The options currently outstanding from the 2000 and 2001 plans are summarized in the table:

| | 2001 stock option plan (thousands) | 2000 stock option plan (thousands) |
|---|---|---|
| Outstanding stock options on Jan. 1, 2004 | 4 185 | 112 |
| Granted | 0 | 0 |
| Exercised | 6 | 0 |
| Expired | 0 | 0 |
| Outstanding stock options on Mar. 31, 2004 | 4 179 | 112 |

Further information on the option plans is available in the 2003 Annual Report on pages 110 et seq. As of March 31, 2004, members of T-Online International AG's Board of Management held options to purchase T-Online stock as follows: Ms. Veronika Altmeyer held 64 635 options; Mr. Rainer Beaujean 68 805; Mr. Burkhard Graßmann 90 350; Mr. Thomas Holtrop 235 188; Mr. Andreas Kindt 21 267; and Mr. Thomas Hille did not hold any options. The entire Board of Management decided to dispense with the allocation of the 2003 tranche.

**The Internet's future is broadband.**

Now that the Internet has established itself as the fourth mass medium, T-Online, in terms of its ongoing corporate development in 2004, is anticipating further gains by the online market in relation to the overall market, especially in those service and product areas in which the advantages of the Internet over conventional media and distribution channels have become unmistakable. In view of the diverse options and formats, particularly in the entertainment segment, we regard the future of the Internet primarily in combination with broadband access. Market research demonstrates that broadband users make use of the Internet more intensively: Not only do they spend more time online, but avail themselves of e-commerce and entertainment services significantly more often than narrowband subscribers (PWC; The Broadband Future, January 2004). T-Online International AG hence set itself the target for 2004 to achieve an approximately 50-percent market share of new customer business among the DSL subscribers connected by T-Com. Alongside these T-Com DSL subscribers, there are other DSL subscribers in Germany for whom no T-Online market share can be gauged due to a lack of transparency.

Bolstered by experience T-Online has gained as market leader in terms of innovation, service and products, such as in the area of paid content, the company will in future continue to address users' needs, with special, direct emphasis on the entertainment budget. In addition to participating in overall market growth, T-Online will also continue to derive benefit from its combined business model. Major sporting events during 2004, such as the European Soccer Championships and the Olympic Games in Athens, as well as the ongoing dissemination of broadband Internet will serve to generate additional growth impetus. As in the past, T-Online is expecting the online purchase of goods and services to gain greater acceptance. Online advertising and B2B will likewise benefit from DSL growth and become an important part of T-Online's business.

Since its IPO in 2000, T-Online International AG has consistently followed the path toward high profitability and growth on the basis of the combined business model, while at the same time according quality increasing precedence over quantity. In the year 2004, the company will continue to pursue this course both in individual segments and also as a Group.

As a dynamic growth market, the Internet industry holds a great many options in store for expanding business further. T-Online is open to the myriad market opportunities this young sector has to offer. The company keeps a very close eye on the markets, the competition as well as changes in technology and offerings both at home and abroad. Nevertheless, as in the past, T-Online will continue to exercise due care when it comes to investing in the future. Market consolidation plays a key role in this context, and T-Online is looking to participate in it organically or inorganically.

# 7. Accounting policies.

T-Online International AG complies in its interim reporting with German Accounting Standard (GAS) No. 6 and IAS 34 (Interim Financial Reporting). Its financial reporting complies with the International Financial Reporting Standards (IFRS) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). During the first quarter of 2004, T-Online adopted IFRS 3 (Business Combinations), IAS 36 (revised) (Impairment of Assets) and IAS 38 (revised) (Intangible Assets). This resulted in a material change in accounting for goodwill, which ceases to be amortized. Other than the changes just mentioned, T-Online's accounting policies remain unmodified compared with 2003.

T-Online completed its acquisition of the Scout24 Group in the first quarter of 2004. T-Online acquired all shares in Scout24 AG of Baar, Switzerland as of February 18, 2004 for a purchase consideration of € 180.0 million. This includes the transfer of a shareholder loan for € 36.8 million plus € 2.3 million in acquisition-related costs. The value of the Scout24 Group to T-Online takes the form of access to future growth markets and available synergies.

This acquisition expanded the Group by 26 new fully consolidated companies – 10 in the Germany segment and 16 in the Rest of Europe segment – and one new domestic associated company. The T-Online Group now totals 39 fully consolidated companies beside T-Online International AG, plus 12 associated companies. Consolidation changes had a net impact on earnings of € (0.9) million.

Including Scout24 for the first time impacted the T-Online Group balance sheet as of the acquisition date as follows:

Millions of €

| | |
|---|---|
| Other intangible assets | 66.1 |
| Goodwill | 109.3 |
| Property, plant and equipment | 1.5 |
| Financial assets | 22.6 |
| Deferred tax assets | 22.3 |
| Monetary assets | 4.2 |
| Other current assets | 11.7 |
| Deferred tax liabilities | 23.1 |
| Liabilities | 63.3 |

The table below shows the impact of t-Info on the main performance figures in the prior-year period. T-Online sold t-info in the second quarter of 2003. The main figures in this report are restated by the amounts shown below for better comparability.

Millions of €

| | First quarter 2003 t-info |
|---|---|
| Net revenues | 11.0 |
| Gross profit | 2.2 |
| EBITDA | 3.0 |
| Operating profit | 1.9 |
| Impact on Group net income | 1.7 |

# 3. Interim consolidated financial statements compliant with IFRS.

**Consolidated statement of income** Millions of €

| (prior-year figures including t-info) | **First quarter 2004** | First quarter 2003 |
|---|---|---|
| **Net revenues** | **488.8** | **444.7** |
| Goods and services purchased | (195.0) | (195.8) |
| **Gross margin** | **293.8** | **248.9** |
| Other cost of sales | (55.3) | (70.9) |
| Gross profit | 238.5 | 178.0 |
| Selling costs | (132.0) | (111.0) |
| Administrative costs | (16.8) | (20.3) |
| Other operating income | 7.2 | 12.3 |
| Other operating expenses | (1.1) | (0.3) |
| **Operating profit** | **95.8** | **58.7** |
| Goodwill amortization | 0.0 | (85.8) |
| Net result from associated companies | 3.0 | (2.3) |
| Interest income, net | 27.2 | 31.0 |
| Impairment charges against financial assets | 0.0 | 0.0 |
| **Results before taxes** | **126.0** | **1.6** |
| Income taxes | (46.7) | (32.4) |
| Loss before minority interests | 79.3 | (30.8) |
| Loss applicable to minority shareholders | 0.0 | 1.2 |
| **Group net income (loss)** | **79.3** | **(29.6)** |
| | | |
| **Earnings (loss) per share in €** | **0.06** | **(0.02)** |
| | | |
| EBITDA | **117.7** | 75.8 |

Consolidated balance sheet Millions of €

| | Mar. 31, 2004 | Mar. 31, 2003 |
|---|---|---|
| **ASSETS** | | |
| **Non-current assets** | | |
| Goodwill | 1 258.6 | 1 148.9 |
| Other intangible assets | 126.4 | 65.4 |
| Property, plant and equipment | 101.0 | 103.6 |
| Investments in Group companies | 0.1 | 0.1 |
| Investments in associated companies | 186.4 | 162.2 |
| Other financial assets | 3.6 | 2.3 |
| Receivables from Group companies | 1 850.0 | 1 215.8 |
| Deferred tax assets | 210.5 | 184.8 |
| | **3 736.6** | **2 883.1** |
| **Current assets** | | |
| Inventories | 1.9 | 1.7 |
| Trade accounts receivable | 147.0 | 164.9 |
| Receivables from Group companies | 2 079.3 | 2 611.9 |
| Receivables from associated companies | 1.9 | 2.6 |
| Other current assets and prepaid expenses | 34.2 | 20.8 |
| Marketable securities | 0.4 | 0.4 |
| Cash in banks/petty cash | 93.7 | 260.9 |
| | **2 358.4** | **3 063.2** |
| **Total assets** | **6 095.0** | **5 946.3** |
| **SHAREHOLDERS' EQUITY AND LIABILITIES** | | |
| **Shareholders' equity** | **5 559.4** | **5 480.0** |
| **Minority interests** | **5.6** | **(0.5)** |
| **Non-current liabilities** | | |
| Provisions for pensions and similar obligations | 11.1 | 10.1 |
| Deferred tax liabilities | 30.5 | 8.6 |
| | **41.6** | **18.7** |
| **Current liabilities** | | |
| Other short-term provisions | 64.6 | 64.9 |
| Short-term debt | 0.0 | 0.0 |
| Liabilities to Group companies | 155.3 | 116.5 |
| Trade accounts payable | 146.7 | 186.8 |
| Other short-term liabilities and deferred income | 121.8 | 79.9 |
| | **488.4** | **448.1** |
| **Total shareholders' equity and liabilities** | **6 095.0** | **5 946.3** |

**Consolidated statement of cash flows** Millions of €

| | **First quarter 2004** | First quarter 2003 |
|---|---|---|
| **Group net income (loss)** | **79.3** | **(29.6)** |
| Losses applicable to minority shareholders | 0.0 | (1.2) |
| Depreciation and amortization of non-current assets | 21.5 | 102.8 |
| Interest income, net | (27.2) | (31.0) |
| Income taxes | 46.7 | 32.4 |
| Realized losses from disposals of non-current assets | 0.0 | 0.0 |
| Net result from associated companies | (3.0) | 2.3 |
| Increase in pension provisions | 1.0 | 0.6 |
| Increase in other short-term provisions | 0.3 | 0.6 |
| Decrease in trade accounts receivable | 25.8 | 4.0 |
| Decrease in trade accounts payable | (45.2) | (38.5) |
| Other changes | (25.2) | 65.0 |
| Interest paid | (0.5) | (0.1) |
| Interest received | 24.7 | 24.5 |
| **Net cash provided by operating activities** | **98.2** | **131.8** |
| Capital expenditure on intangible assets | (5.8) | (6.7) |
| Capital expenditure on property, plant and equipment | (6.8) | (5.4) |
| Capital expenditure on financial assets | 0.0 | (4.4) |
| Capital expenditure on adoption of a shareholder loan | (36.8) | 0.0 |
| Capital expenditure on investments in fully consolidated subsidiaries | (141.2) | 0.0 |
| Proceeds from the sale of non-current assets | 0.1 | 3.4 |
| Proceeds from the sale of investments in fully consolidated subsidiaries | 0.0 | 0.0 |
| Net change in short-term investments (exceeding 3 months to maturity) and marketable securities | 190.7 | (122.0) |
| **Net cash used for investing activities** | **0.2** | **(135.1)** |
| Increase in shareholders' equity | 0.1 | 0.0 |
| **Net cash provided by financing activities** | **0.1** | **0.0** |
| Net decrease in cash and cash equivalents (up to 3 months to maturity) | 98.5 | (3.3) |
| Cash and cash equivalents (up to 3 months to maturity) at the start of the period | 68.7 | 268.3 |
| Cash and cash equivalents (up to 3 months to maturity) at the end of the period | 167.2 | 265.0 |

Statement of shareholders' equity

| | Subscribed capital | Subscribed capital | Additional paid-in capital | Revenue reserves | Currency translation adjustments | Revaluation of financial instruments | Group income (loss) | **Total** |
|---|---|---|---|---|---|---|---|---|
| | Number of shares (thousands) | Millions of € | Millions of € | Millions of € | Millions of € | Millions of € | Millions of € | Millions of € |
| **Balance as of Jan. 1, 2003** | **1 223 858** | **1 223.9** | **5 775.0** | **(991.7)** | **0.2** | **0.0** | **(489.7)** | **5 517.7** |
| Currency translation adjustment | 0 | 0.0 | 0.0 | 0.0 | (0.1) | 0.0 | 0.0 | (0.1) |
| Consolidation changes | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Changes not recognized as income/(expense) | 0 | 0.0 | 0.0 | (489.7) | 0.0 | 0.0 | 489.7 | 0.0 |
| Net loss, Jan. 1 - Mar. 31, 2003 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | (29.6) | (29.6) |
| **Balance as of Mar. 31, 2003** | **1 223 858** | **1 223.9** | **5 775.0** | **(1 481.4)** | **0.1** | **0.0** | **(29.6)** | **5 488.0** |
| Currency translation adjustment | 0 | 0.0 | 0.0 | 0.0 | (0.1) | 0.0 | 0.0 | (0.1) |
| Consolidation changes | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Changes not recognized as income/(expense) | 0 | 0.0 | 0.0 | 0.0 | 0.0 | (0.1) | 0.0 | (0.1) |
| Capital contributions | 26 | 0.0 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 |
| Net loss, Apr. 1 - Dec. 31, 2003 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | (8.1) | (8.1) |
| **Balance as of Dec. 31, 2003/Jan. 1, 2004** | **1 223 884** | **1 223.9** | **5 775.3** | **(1 481.4)** | **0.0** | **(0.1)** | **(37.7)** | **5 480.0** |
| Currency translation adjustment | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Consolidation changes | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Changes not recognized as income/(expense) | 0 | 0.0 | 0.0 | (37.7) | 0.0 | 0.1 | 37.7 | 0.1 |
| Capital contributions | 6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Net loss, Jan. 1 - Mar. 31, 2004 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 79.3 | 79.3 |
| **Balance as of Mar. 31, 2004** | **1 223 890** | **1 223.9** | **5 775.3** | **(1 519.1)** | **0.0** | **0.0** | **79.3** | **5 559.4** |

**Segment information (IFRS-compliant)** Millions of €

| | **First quarter 2004** | First quarter 2003 | 2003 |
|---|---|---|---|
| **Germany** | | | |
| Net revenues | 435.9 | 405.3 | 1 683.0 |
| Gross margin | 269.9 | 233.6 | 1 031.1 |
| Gross margin (%) | 61.9 | 57.6 | 61.3 |
| Operating profit | 104.4 | 73.2 | 332.8 |
| **EBITDA** | **121.5** | **86.2** | **389.4** |
| **Rest of Europe** | | | |
| Net revenues | 54.1 | 39.8 | 170.6 |
| Gross margin | 25.1 | 15.6 | 65.2 |
| Gross margin (%) | 46.4 | 39.3 | 38.2 |
| Operating profit | (7.6) | (14.4) | (62.4) |
| **EBITDA** | **(2.8)** | **(10.3)** | **(45.3)** |
| **Consolidation** | | | |
| Net revenues | (1.2) | (0.4) | (2.4) |
| Operating profit | (1.0) | (0.1) | 0.2 |
| **EBITDA** | **(1.0)** | **(0.1)** | **0.2** |
| **Total** | | | |
| Net revenues | 488.8 | 444.7 | 1 851.2 |
| Gross margin | 293.8 | 248.9 | 1 096.3 |
| Gross margin (%) | 60.1 | 56.0 | 59.2 |
| Operating profit | 95.8 | 58.7 | 270.6 |
| **EBITDA** | **117.7** | **75.8** | **344.3** |

**Board of Management**
Darmstadt, May 12, 2004
T-Online International AG

Thomas Holtrop

Veronika Altmeyer

Rainer Beaujean

Burkhard Graßmann

Thomas Hille

Andreas Kindt

**Address**
T-Online International AG
Postfach 10 11 52
64211 Darmstadt, Germany

**Investor Relations**

| | |
|---|---|
| Telephone: | 06151/680-2929 |
| Telefax: | 06151/680-299 |
| Web site: | www.t-online.de/ir |
| E-Mail: | ir@t-online.net |

**Forum T-Aktie**

| | |
|---|---|
| Telephone: | 0800 330 2100 (in Germany only) |
| Telefax: | 0800 330 1100 (in Germany only) |
| E-Mail: | forum-aktie@t-online.de |

**Note**
This Group Interim Report is a translation of the original German version, which in case of doubt shall be definitive.